Exhibit 1

SILICOM LTD.
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
July 31, 2013

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of Shareholders of Silicom Ltd. (the “Company”) will be held at the offices of the Company at 8 Hanagar Street, Kfar Sava 4442537, Israel, on Wednesday, July 31, 2013, at 12:00 Israel time.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000.

The Meeting is being called for the following purposes:

1.       To approve a compensation policy for the Company's directors and office holders, in accordance with the requirements of the Israeli Companies Law 5799-1999.

The Company knows of no other matters to be submitted at the Meeting other than as specified in this Notice of Extraordinary General Meeting of Shareholders. If any other business is properly brought before the Meeting, it is the intention of the persons named as proxies to vote in respect thereof in accordance with his or her respective discretionary authority and best judgment.

Shareholders of record at the close of business in New York, NY, USA on July 2, 2013 will be entitled to vote at the Meeting or any postponements or adjournments thereof. Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings) - 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the aforementioned proxy.

Date: June 26, 2013	By Order of the Board of Directors SILICOM LTD. /s/ Yeshayahu (‘Shaike’) Orbach Yeshayahu (‘Shaike’) Orbach Director, President and Chief Executive Officer